Exhibit 99(a)(5)(iv)

Irvin L. Levy & Lester A. Levy, Sr.
P.O. Box 152170
Irving, Texas 75015

September 28, 2001

Board of Directors
NCH Corporation
2727 Chemsearch Boulevard
Irving, Texas 75015

Gentlemen:

         On behalf of certain members of the Levy family (the “Family Shareholders”), we are pleased to propose an acquisition of all of the outstanding shares of common stock, par value $1 per share (the “Common Stock”), of NCH Corporation (the “Company”) not currently owned, directly or indirectly, by us or certain members of the Levy family (the “Public Shares”). The proposed transaction would be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and a company to be formed by us for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $47.50 in cash per share of Common Stock, which represents a premium of approximately 23.1% over the closing price per share of Common Stock on September 27, 2001.

         We expect that the Board of Directors of the Company will form a Special Committee comprised of independent directors to evaluate our proposal and that the Special Committee will engage its own legal and financial advisors. We are prepared to negotiate the terms and conditions of the proposed transaction with the Special Committee and its advisors. Please note, however, that we and the other Family Shareholders do not have any interest in selling our stock in the Company, other than approximately 230,000 shares that certain Family Shareholders may elect to sell in the proposed transaction, and therefore would not support any alternative transaction.

         We are prepared to move forward promptly to consummate the proposed transaction and plan to provide to the Special Committee soon a draft of a proposed merger agreement setting forth customary terms and conditions for a transaction of this type. In addition, at the appropriate time, we expect to obtain a commitment letter for bank financing for the transaction and for the Company’s credit facility following the consummation of the transaction. Consummation of the proposed transaction would be subject to the execution of definitive merger and financing agreements and any necessary regulatory approvals.

         Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted. In addition, we do not anticipate any changes in the Company’s management as a result of the transaction. We reserve the right to amend or withdraw this proposal at any time.

         We look forward to discussing the proposed transaction with the Special Committee and its advisors. Please let us know at your earliest convenience how you wish to proceed.

Very truly yours,

/s/ Irvin L. Levy

/s/ Lester A. Levy